Exhibit 99.7

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

In Canadian Dollars

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated May 29, 2025 and presents the financial condition and results of operations of Goldshore Resources Inc. (“Goldshore” or the “Company”) for the three months ended March 31, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and the audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of, the Company’s Financial Statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations. All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated.

DESCRIPTION AND OVERVIEW OF BUSINESS

Goldshore is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Goldshore currently holds title to the Moss Gold Project and Hillcrest Project, with an option to earn into the Vanguard Project, all located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Additions	-	-	-
Balance, March 31, 2025	$52,055,250	$314,000	$52,369,250

Exploration and evaluation costs
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1)	2,911,396	60,384	2,971,780
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Assays	596,060	-	596,060
Camp costs	401,254	-	401,254
Consulting and salaries	1,942,033	-	1,942,033
Database management	45,468	-	45,468
Drilling	2,426,672	-	2,426,672
Geochemistry and geophysics	273,650	-	273,650
Government grant	(200,000)	-	(200,000)
Other costs	417,962	-	417,962
Balance, March 31, 2025	$48,247,853	$341,848	$48,589,701

Total, December 31, 2024	$94,400,004	$655,848	$95,055,852
Total, March 31, 2025	$100,303,103	$655,848	$100,958,951

(1)	During the year ended December 31, 2024, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Moss Gold Transaction” or “Moss Gold Project”). At closing, the Company recorded an obligation to issue shares totaling $20,000,000 related to future milestone payments. No milestone payments were made during the quarter ended March 31, 2025 or the year ended December 31, 2024 (December 31, 2023 – 8,333,333 common shares with a value of $5,000,000; March 31, 2023 – 12,500,000 common shares with a value of $7,500,000). At December 31, 2024, the Company had a remaining future milestone payment to Wesdome of 12,500,000 shares with a value of $7,500,000, which it expects to settle by June 4, 2025. A summary of the Company’s commitments in exchange for 100% of the project are outlined in the Commitments section of this MD&A.

As part of the Company’s restructuring in 2024, Goldshore developed a twelve-month strategic plan for the Moss Gold Project, which was released in June 2024, with a focus on growth potential, advancement of economic studies, development of a permitting plan and continued engagement with our host indigenous communities.

Key activities undertaken in 2024 included the following:

•	Completed a 2,780 meter summer drill program in July 2024 that returned up to 13.30m at 1.27g/t gold (MBD-24-123) in the Boundary Zone. Drilling at the Southwest Zone extension occurred on the western side of a concealed fault zone that suggests mineralization may be offset further to the southwest;

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Commenced a PEA with G Mining Services (“G Mining”) in July 2024 that is targeting completion in the first half of 2025, with the focus of identifying a mining and milling strategy and assessment of the optimum process method. The aim will be to prioritize IRR by mining the highest grades at the start of the mine life;

•	Commenced district scale exploration work including first systematic geochemistry and geophysics across 23 kms of mineralized trends; and

•	Prioritized a permitting plan as the Company focuses on advancing the Moss Gold Project toward production.

The developments above laid the groundwork for a more intensive exploration program in 2025. During the first quarter of 2025, in addition to progressing the PEA with G Mining, the Company focused on completing two technical programs outlined in a press release dated October 10, 2024.

The 15,000 meter diamond drilling program, which focused on testing mineralized shears in the upper part of the deposit that are otherwise difficult to drill without winter conditions, commenced in December 2024 and was completed by March 31, 2025. This included:

•	Six of eight planned shallow holes were completed on ice covering Snodgrass Lake before late season temperatures brought a premature end to the program. These holes successfully intersected near surface marginal shears in the gap between the Southwest and Main Zones before terminating the holes at 250-260 meter depth as they entered the core corridor of shears in the Main Zone.

•	Fourteen holes at the Southwest Zone successfully intersected shears near surface that will allow the extension of the resource model toward surface. Four holes were also drilled beneath the proposed Southwest Pit to test the potential to deepen the Pit to a similar level as the other proposed pits (i.e., 400-450 meters depth).

•	(MMD-24-133), drilled to infill a gap in the resource model at the eastern end of the Southwest Zone under Snodgrass Lake, has expanded the width and increased the grade in a number of mineralized shears in the Southwest Zone with a combined intercept of 79.0m of 1.28 g/t Au from 27.0m, including several discrete higher-grade shear zones of 2.0m of 8.61 g/t Au from 27.0m and 32.3m of 1.73 g/t Au from 42.7m, including 16.25m of 2.95 g/t Au from 47.3m and 22.0m of 1.19 g/t Au from 84.0m, including 10.0m of 2.13 g/t from 87.0m.

•	(MMD-24-139) extended gold mineralization with increased grades 150 meters below the conceptual open pit resource at the southwest end of the Moss deposit with intercepts of 20.55m of 2.58 g/t Au from 458.15m, including 14.7m of 3.52 g/t Au from 464.0m.

•	(MMD-24-139) also confirmed mineralized shears on the southeast flank of the Southwest Zone extending known mineralization toward surface and encountering new mineralized shear zones with intercepts of 7.8m of 1.03 g/t Au from 221.1m, 2.4m of 1.44 g/t Au from 251.6m, 5.5m of 1.89 g/t Au from 302.5m, including 0.6m of 15.8 g/t Au from 307.4m, 7.65m of 1.41 g/t Au from 318.35m, and 3.0m of 1.47 g/t Au from 338.0m.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	(MMD-24-135) extended mineralized shears toward surface with intercepts of 20.0m of 0.89 g/t Au from 81.0m, including 3.85m of 2.86 g/t Au from 87.0m, and 26.0m of 0.61 g/t Au from 107.0m, including 5.7m of 1.17 g/t Au from 107.0m.

•	(MMD-24-138) extended mineralized shears toward surface with intercept of 20.8m of 0.76 g/t Au from 108.8m, including 2.05m of 3.33 g/t Au from 123.3m.

•	(MMD-24-139) extended mineralized shears toward surface with intercept of 11.1m of 0.58 g/t Au from 108.5m.

•	(MMD-25-144) extended mineralized shears toward surface with intercept of 10.0m of 0.79 g/t Au from 50.0m, and 12.0m of 0.98 g/t Au from 76.0m, including 3.6m of 2.77 g/t Au from 79.0m.

•	29 holes were drilled on the northern flank of the QES Zone to test potential shears within a volume currently modelled as waste. 10 holes tested the near surface zone with a view to extending shears to the surface in the upper 100 meters of the deposit, while 19 holes intersected narrow shears in the Superion Prospect that are the 300-400 meter up-dip extensions of structures intersected at depth by drilling in 2022 and 2021 and identified in the 2022 soil sampling program.

•	(MQD-25-148) at the Superion Target discovered a new gold-mineralized shear approximately 60m from surface and 225m north of the QES Zone with an intercept of 17.6m of 3.03 g/t Au from 76.4m, including 6.8m of 7.06 g/t Au from 79.1m.

•	(MQD-25-160) along the eastern end in the QES Up program intersected a widening of the near surface extension of the deeper shears yielding increased mineralization with best intercepts of: 25.0m of 1.10 g/t Au from 107.2m in MQD-25-160, including 2.05m of 1.69g/t from 111.1m and 7.65m of 2.62 g/t Au from 117.55m.

•	(MQD-25-171) infilled significant drilling gaps in the QES Zone and intersected wide intervals of gold-mineralized core shears. 124.35m of 1.65 g/t Au from 295.0m in MQD-25-171, including 7.55m of 1.97 g/t Au from 322.3m and 47.0m of 3.08 g/t Au from 336.0m.

The Company also conducted a district exploration program over the 2024/2025 winter season designed to identify geophysical and geochemical targets beneath glacial till and muskeg swamp cover in known gold bearing structural corridors. This included the completion of 106 shallow drill holes out of a planned 200 holes that sampled the top of bedrock. The program was challenged and terminated early by warmer temperatures that did not completely freeze areas of muskeg, making them unsafe to drill. Approximately half of the remaining planned holes are accessible in non-winter conditions and may be completed at a later date in 2025.

Abitibi Geophysics completed pole-dipole IP geophysics over the Moss Gold Deposit in January. This work was conducted to understand the character of the Moss Gold deposit so that other anomalies can be brought into the correct context of our target style. The team then commenced a broad gradient array IP survey over the larger Moss Block, which was completed by mid-May 2025.

G Mining completed an initial scoping study of the project aimed at identifying the most economic mining and milling scale for the Moss Gold Project. Cost estimates were based on real construction and operating costs from the recently built Greenstone Gold Mine owned by Equinox Gold. This work also included an evaluation of all available metallurgical test work to identify the optimum extraction process for gold mineralization. G Mining concluded that the optimum project involves the milling of 11 million tonnes ore per year, with gold grades improved via a stockpiling strategy, and processed through a flotation and cyanide leach circuit.

As of the date of this MD&A, G Mining has completed a detailed three-phase mining schedule and identified the optimum locations for waste dumps and a tailings management facility. The Company shared a number of infrastructure site options with the host indigenous communities as part of an ongoing process of keeping the communities informed. This will help focus environmental baseline studies, including Stage 2 Archaeology studies, over the summer.

G Mining also noted excessive dilution in converting APEX Geoscience’s resource model to the mining model used for the production schedule. This is, in part, a function of zero grade assigned to the inter-shear wallrock model because of historical detection limit concerns and the resulting fixed lower cut-off grade of 0.35 g/t Au.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

They have recommended a re-estimate of the resource model that includes a consideration of wall rock grades to address excessive dilution concerns. Given the successful results of the 15,000-meter diamond drilling program, the Company believes there is an opportunity to improve the MRE by potentially expanding the resource at the Southwest Zone.

As part of this initiative, the Company has undertaken an additional 5,000 meters of diamond drilling to test for mineralized shears beneath the current Southwest Zone MRE and between the Southwest and Main Zones. Highlights from the expanded diamond drilling program to the date of this MD&A include:

•	(MQD-25-165) and (MQD-25-166), targeted the gap between the Main and Southwest Zones, intersected new high-grade mineralization representing a combined true width mineralized corridor of 75m connecting the two zones with best intercepts of 12.9m of 2.64 g/t Au from 243.4m in MMD-25-165, including 4.4m of 6.59 g/t Au from 250m and 2.0m of 2.81 g/t Au from 98.0m in MMD-25-166.

Additionally, the Company plans to:

•	Resample approximately 22,000 meters of historical drill core, of which 4,200 meters has been collected, that currently has a high detection limit equivalent to 0.34 g/t Au, which will allow the estimation of a Code-compliant wallrock resource model; and

•	Work with G Mining to improve the modelling of shear zones and controlling lithology models.

CSL continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which 3 were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

On May 8, 2025, the Company signed an Impact Benefit Agreement (“IBA”) term sheet with the Lac des Mille Lacs First Nation. The IBA term sheet sets out the key terms that will guide the negotiation of a future IBA between the Company and Lac des Mille Lacs First Nation.

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). In May 2024, the Company and Thunder Gold agreed to amend the expenditure commitments. A summary of the Company’s commitments in exchange for rights to earn into certain mining claims of the Vanguard Project are outlined in the Commitments section of this MD&A.

The work performed at the Vanguard Project during the year ended March 31, 2023, consisted of airborne geophysics, mapping, and data compilation, with limited work performed during the nine-month period ended December 31, 2023. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies.

The Company’s focus remains on the Moss Gold Project and no further work was completed at the Vanguard Project during 2024 or to date in 2025. The Company is working to amend the timing of its upcoming 2025 expenditure commitment. Refer to the Commitments section of this MD&A for additional details.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

The Company’s current focus remains on the Moss Gold Project, and no further field work was completed at the Hillcrest Project during 2024 or to date in 2025. During the quarter, a remote study was completed by Terrane Geoscience targeting signatures identified by Goldshore as important for gold mineralization. This

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

work was completed after the renewal date and so the Company let its claims lapse.

Subsequent to the quarter, the Company staked 381 cell claims covering 7,989 hectares over the primary targets along the Crayfish Fault at a cost of $19,050. The Company also staked 192 cell claims covering 4,026 hectares at a cost of $9,700 along the Greenwater Fault to the south of Moss to facilitate exploration of an untested crustal-scale structure.

RESULTS OF OPERATIONS

Three months ended March 31, 2025

The Company recognized a loss before income taxes of $359,957 for the three months ended March 31, 2025, compared to $667,479 for the three months ended March 31, 2024.

The increase in loss was primarily due to the following variances:

•	Shareholder information and investor relations increased by $485,526 to $538,613 for the three months ended March 31, 2025, compared to $53,087 in the same period last year, primarily as a result of an ongoing marketing and investor outreach campaign focused on increasing investor awareness that began during the second half of 2024.

•	Stock-based compensation increased by $313,114 to $782,444 for the three months ended March 31, 2025, compared to $469,330 in the same period last year, primarily due to increased restricted share units (“RSUs”) and stock options vesting during the first quarter of 2025.

•	Consulting fees increased by $200,600 to $286,100 for the three months ended March 31, 2025, compared to $85,500 in the same period last year. The Company incurred higher management, corporate development and investor relations consulting fees during the first quarter of 2025 as a result of the overall increased level of activity within the business.

•	Professional fees increased by $147,207 to $195,078 for the three months ended March 31, 2025, compared to $47,871 in the same period last year, as a result of higher legal fees related to increased corporate activity.

•	General and administrative (“G&A”) costs increased by $72,543 to $149,538 for the three months ended March 31, 2025, compared to $76,995 for the three months ended March 31, 2024. The increase was primarily the result of executive salary costs recorded to G&A costs and higher contracted administrative, corporate and financial reporting services as a result of the overall increased level of activity within the business.

•	These increases in expenses were partially offset by a $1,587,411 increase in the recovery of flow-through premium to $1,645,624 during the three months ended March 31, 2025, compared to $58,213 in the same period last year, as a result of higher flow-through eligible expenditures relating to the Moss Lake Project exploration activities in the current period.

The Company reported a comprehensive loss of $1,953,957 during the current quarter compared to $777,479 in the same period last year. The increase related entirely to a higher in deferred tax expense of $1,594,000 for the three months ended March 31, 2025 as a result of incurring required expenditures related to our previous flow-through common share issuances to finance the Moss Gold Project exploration program. The deferred tax expense resulted in a corresponding increase to the Company’s deferred tax liability. The Company expects to meet its remaining obligations to spend an additional $6,881,116 on eligible exploration expenditures by December 31, 2025.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a summary of the Company's results for the eight most recently completed quarters:

	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2025	2024	2024	2024
Financial Results
Loss and comprehensive loss	$(1,953,957)	$(2,876,867)	$(1,516,026)	$(809,958)
Loss per share	(0.01)	(0.01)	(0.01)	(0.00)
Balance Sheet Data
Cash and cash equivalents	$10,474,336	$15,379,270	$6,226,202	$4,012,640
Total assets	112,715,153	111,691,766	98,703,195	94,888,024
Shareholders’ equity	93,715,549	92,672,751	85,653,152	81,867,825

	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2024	2023	2023	2023
Financial Results
Loss and comprehensive loss	$(777,479)	$(224,254)	$(1,035,069)	$(1,783,214)
Loss per share	(0.00)	(0.00)	(0.00)	(0.01)
Balance Sheet Data
Cash and cash equivalents	$4,553,606	$5,269,421	$2,817,775	$4,589,515
Total assets	94,639,555	94,820,453	91,730,659	92,684,645
Shareholders’ equity	81,794,039	82,102,188	78,417,952	79,096,213

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Stock-based compensation expense increased during the three months ended March 31, 2025 and year ended December 31, 2024, when compared to the same periods in 2023, primarily as a result of additional RSUs and stock options vesting over the period with higher valuations due to the Company’s increased share price.

•	Shareholder information and investor relations expenditures increased during the three months ended March 31, 2025 and year ended December 31, 2024, primarily due to an ongoing marketing and investor outreach campaign focused on increasing investor awareness that commenced during the second half of 2024.

•	Expenses were reduced across all cost categories during the three months ended December 31, 2023, driven by the Company’s efforts to reduce overhead costs, which persisted into early 2024. The loss during December 31, 2023 was further impacted by a deferred income tax recovery of $380,000 in the quarter related to the issuance of shares to Wesdome pursuant to the Moss Gold Transaction.

•	The increase in loss reported for the three months ended June 30, 2023, was impacted by a one-time loss on debt settlement of $380,144.

LIQUIDITY AND CAPITAL RESOURCES

Goldshore currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at March 31, 2025, the Company’s current assets exceeded its current liabilities by $8,101,686 (December 31, 2024 – $11,081,605 ). Current liabilities include a flow-through share premium liability of $1,915,570 (December 31, 2024 – $3,561,195 ) which is not repayable in cash. The Company had an accumulated deficit of $29,885,457 at March 31, 2025 (December 31, 2024 – $27,931,500).

Operating Activities

Net cash used by the Company in operating activities for the three months ended March 31, 2025, was $1,560,693 compared to $180,329 in the three months ended March 31, 2024. The Company had a loss of $1,953,957 (March 31, 2024 - $777,479). Non-cash items totaling $824,159 were added back to the loss, primarily related to recovery of flow-through share premium, deferred income tax expense, stock-based compensation and accrued Part XII.6 tax interest (March 31, 2024 - $542,475). The Company had changes in non-cash working capital items that further increased the cash used in operating activities by $430,895 (March 31, 2024 – decrease of $55,075). The increase in cash used in operating activities was most significantly impacted by the higher loss for the three months ended March 31, 2025 as a result of an increased activity levels, partially offset by the higher recovery of flow-through share premium as a result of higher flow-through eligible expenditures relating to exploration and evaluation activities in the current period.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2025, was $5,538,963 compared to $517,336 in the three months ended March 31, 2024. In the current and comparative period, expenditures were primarily incurred on the Moss Gold Project. The increase in expenditures compared to the prior period was primarily attributable to the 15,000 meter diamond drilling program that was completed during the first quarter of 2025.

Financing Activities

Net cash generated in financing activities in the current period was $2,194,722 compared to $18,150 in the three months ended March 31, 2024. The Company received net cash proceeds from warrant, compensation option and stock option exercises of $2,073,585, $125,527 and $25,000, respectively, during the current quarter (March 31, 2024 - Nil).

FINANCINGS

On October 29, 2024, the Company brokered a private placement for aggregate gross proceeds of $13,972,358 (collectively, the “Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares at a price of $0.475 per share; and

•	12,159,400 charity flow-through common shares at a price of $0.53 per share.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares on the date of closing, management accounted for the premium paid on the Flow-Through Units on a residual basis as a flow-through premium liability of $3,889,636. In connection with the private placement, brokers received a cash commission of $813,220, and the Company granted the brokers 1,627,565 non-transferable compensation warrants with a fair value of $248,588. Each compensation warrant will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The Company also incurred other share issuance costs of $512,093 as part of the private placement.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the use of proceeds from previous financings at March 31, 2025:

Date of Financing	Gross Proceeds $	Expected Use of Proceeds	Actual Use of Proceeds	Spent to Mar 31, 2025 $	Balance Remaining $
October 2024	13,972,358	Moss Gold Project exploration flow-through eligible spending	As disclosed	7,091,243	6,881,116

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

	As at
	The Date of this MD&A	March 31, 2025	December 31, 2024
Common shares	353,484,578	344,748,379	335,615,647
RSUs (1)	5,887,500	6,487,500	6,237,500
Stock options (2)	24,131,833	24,481,833	24,081,833
Warrants (2)	1,008,000	9,745,319	18,039,657
Compensation options (2)	1,627,565	1,979,395	2,717,789

(1)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(2)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

During the three months ended March 31, 2025, the Company issued 100,000 common shares pursuant to the exercise of stock options for proceeds of $25,000, 8,294,338 common shares pursuant to the exercise of warrants for proceeds of $2,073,585 and 738,394 common shares pursuant to the exercise of compensation options for proceeds of $125,527.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of its key management personnel. During the three months ended March 31, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Three Months Ended March 31, 2025	Three Months Ended March 31, 20254
Salaries, management fees and other employee benefits (1,2,3,4,5)	$239,500	$125,500
Stock-based compensation (6)	433,647	371,126
Total	$673,147	$496,626

(1)	Includes $142,000 recorded in consulting fees, $27,500 recorded in G&A costs and $70,000 capitalized to exploration and evaluation assets (March 31, 2024 - $55,500, Nil and $70,000, respectively).

(2)	During the three months ended March 31, 2025, the Company paid $75,000 for CEO consulting services by Michael Henrichsen (March 31, 2024 - $37,500 to Brett Richards).

(3)	During the three months ended March 31, 2025, the Company incurred $12,000 (March 31, 2024 - $18,000) for CFO consulting services by the former CFO, Marlis Yassin, which were recorded as consulting fees.

(4)	During the three months ended March 31, 2025, the Company incurred $27,500 (March 31, 2024 - Nil) for CFO salary costs to Erica Borgstrom, which were recorded as G&A costs.

(5)	During the three months ended March 31, 2025, the Company paid $70,000 ((March 31, 2024- $70,000) for VP, Exploration salary costs to Peter Flindell, which were capitalized to exploration and evaluation assets.

(6)	Related to the vesting of stock options and RSUs granted to related parties.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 31, 2025, the Company did not owe any amounts to key management personnel in respect of services provided to the Company (2024 - $36,240) and owed $4,354 in respect of expenses incurred on behalf of the Company (2024 - $4,804).

During the three months ended March 31, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc., a company controlled by a close family member of the former Chief Financial Officer, which were included in G&A costs. During the three months ended March 31, 2025, the Company incurred related party expenses with Sentinel for administration, corporate and financial reporting services of $15,000 (2024 - $28,500).

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any material proposed transactions.

COMMITMENTS

At March 31, 2025, the Company had commitments related to its Moss Gold Project and Vanguard Project. These commitments are summarized below:

Moss Gold Project

•	Underlying advanced royalty commitment of $6,250, due quarterly, until the project enters production, presented as other costs in the exploration and evaluation assets table above.

•	Final 12,500,000 common share issuance milestone payment with a value of $7,500,000 due upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) June 4, 2025.

•	1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company shall have the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and June 4, 2025.

Vanguard Project

•	$50,000 cash payment due on or before July 28, 2025.

•	500,000 common share issuance on or before July 28, 2025.

•	$1,350,000 of incurred expenditures on the Vanguard Project on or before July 28, 2025. The Company is working to renegotiate the timing of this expenditure commitment.

Subsequent to March 31, 2025, the Company provided notice to Wesdome of its intent to exercise its purchase option of the 1.0% NSR on all metal production from the Moss Gold Project for $7,500,000 with an anticipated closing date of July 21, 2025. The purchase price consists of a $5,500,000 cash payment and the issuance of 3,333,333 common shares at a deemed price of $0.60 per common share. Additionally, the Company entered into an agreement to repurchase certain net profit interests in the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgments and estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically whether the Company expects to continue with further exploration expenditure on the project, and that the period for which the Company has the right to explore has not and will not expire.

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

As at March 31, 2025, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company's risk exposures arising from financial instruments and the impact on the Company's Financial Statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2025, the Company was exposed to credit risk on its cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada. At March 31, 2025, the Company considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and cash equivalents and managing its capital and expenditures.

At March 31, 2025, the Company had cash and cash equivalents of $10,474,336 and accounts payable and accrued liabilities of $1,332,500 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At March 31, 2025, the Company assessed its liquidity risk as moderate.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. At March 31, 2025, the Company’s financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. At March 31, 2025, the Company was not exposed to foreign currency risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company’s future mining operations will be significantly impacted by changes in commodity prices for gold. At March 31, 2025, the Company was not exposed to other price risk.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described in this MD&A and refer to risk factors disclosed in the Company’s annual MD&A and annual information form (“AIF”) dated April 28, 2025 and available on SEDAR+ (www.sedarplus.ca) before making an investment decision.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, the Vanguard Project, and the Hillcrest Project, the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.